Exhibit 3.1

CERTIFICATE OF CONVERSION

FROM A LIMITED LIABILITY COMPANY

TO A CORPORATION

OF

CRANE LLC

Pursuant to Sections 103 and 265 of the

General Corporation Law of the State of Delaware

May 17, 2022

1. The date on which the limited liability company was first formed was May 16, 2022.

2. The name of the limited liability company immediately prior to the filing of this Certificate of Conversion is Crane LLC.

3. The name of the corporation into which the limited liability company shall be converted, as set forth in its Certificate of Incorporation, is Crane Co.

4. The limited liability company is a limited liability company formed under the laws of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Conversion as of the date first set forth above.

CRANE LLC

By:	/s/ Anthony M. D’Iorio
Name: Anthony M. D’Iorio
Title: Vice President and Secretary

[Signature Page to Certificate of Conversion of Crane LLC]